Exhibit 4.18

English Summary of the Equity Transfer Agreement between Beijing Syswin Xing Ye Real Estate Brokerage Company Limited and Ms. Ying Lu dated June 19, 2011

On June 19, 2011, Beijing Syswin Xing Ye Real Estate Brokerage Company Limited (the “Syswin Xing Ye”) enters into an equity transfer agreement (the “Agreement”) with Ms. Ying Lu (“Ying Lu”) to acquire the equity interest of the Chengdu Branch (“Chengdu Branch”) of Shenzhen Syswin Xing Ye Real Estate Brokerage Company Limited (“Shenzhen Syswin”), a limited liability company incorporated in Shenzhen, which provides real estate agency services.

As of the date of the Agreement, Syswin Xing Ye and Ying Lu respectively holds 92% and 8% equity interest in Shenzhen Syswin, which has established the Chengdu Branch.

Transfer

Syswin Xing Ye and Ying Lu agree that 100% equity interest in the Chengdu Branch shall be transferred from Shenzhen Syswin to a wholly-owned subsidiary of Syswin Xing Ye(the “Transfer”).

Purchase Price

The aggregate purchase price of 100% equity interest in the Chengdu Branch shall be RMB32 million. Since Syswin Xing Ye and Ying Lu holds 92% and 8% of Shenzhen Syswin, respectively, the purchase price to be paid to Ying Lu for the Transfer shall be RMB2.56 million (the “Purchase Price”).

In consideration of the Purchase Price, Ying Lu shall transfer to the wholly-owned subsidiary of Syswin Xing Ye: (i) the managing rights and all future income and benefits in the Chengdu Branch; (ii) all assets and liabilities of the Chengdu Branch as of the date the Agreement becomes effective (the “Effective Date”); and (iii) existing sales agency and consulting agreements.

Payment Schedule

Syswin Xing Ye shall pay the Purchase Price to Ying Lu within three days after the Effective Date.

Dividend Distribution and Asset Disposal

Upon completion of the Transfer, Ying Lu may not participate in the dividend distribution of the Chengdu Branch after February 13, 2011.